Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2012

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the audited consolidated financial statements and accompanying notes of Penn West Petroleum Ltd. (“Penn West”, “We”, “Our”, the “Company”) for the years ended December 31, 2012 and 2011. The date of this MD&A is March 13, 2013. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

For additional information, including our audited consolidated financial statements and Annual Information Form, please go to our website at www.pennwest.com, in Canada to the SEDAR website at www.sedar.com or in the United States to the SEC website at www.sec.gov.

On January 1, 2011, we completed our plan of arrangement under which Penn West converted from an income trust to a corporation, operating under the trade name of Penn West Exploration. Prior to this date, our consolidated financial results were presented as an income trust, Penn West’s former legal structure, as at and for the year ended December 31, 2010.

In the first quarter of 2011, we completed our change to International Financial Reporting Standards (“IFRS”) from Canadian Generally Accepted Accounting Principles (“previous GAAP”). Our previously reported consolidated financial statements were adjusted to be in compliance with IFRS on January 1, 2010 (the “date of transition”). Previously reported results and balances subsequent to the date of transition have been revised to comply with IFRS.

Please refer to our advisory on forward-looking statements at the end of this MD&A. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Certain measures including funds flow, funds flow per share-basic, funds flow per share-diluted, netback, return on equity and return on capital included in this MD&A are not defined within, nor have a standardized meaning prescribed by, IFRS or previous GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividend and planned capital programs. See below for reconciliations of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management and is used in capital allocation decisions and to economically rank projects. Return on equity is calculated by comparing net income to shareholders’ equity and is used to measure a rate of return on shareholders’ equity. Return on capital is calculated using net income excluding financing charges compared to shareholders’ equity and long-term debt and is used as a measure to assess how well we employ the capital invested into the company.

Calculation of Funds Flow

	Year ended December 31
(millions, except per share amounts)	2012	2011
Cash flow from operating activities	$1,193	$1,407
Increase (decrease) in non-cash working capital	(37)	49
Decommissioning expenditures	92	81

Funds flow	$1,248	$1,537

Basic per share	$2.62	$3.29
Diluted per share	$2.62	$3.29

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 1

Annual Financial Summary

	Year ended December 31
(millions, except per share amounts)	2012	2011	2010
Gross revenues (1)	$3,283	$3,604	$3,034
Funds flow	1,248	1,537	1,185
Basic per share	2.62	3.29	2.68
Diluted per share	2.62	3.29	2.65
Net income	174	638	1,110
Basic per share	0.37	1.37	2.51
Diluted per share	0.37	1.36	2.48
Capital expenditures, net (2)	137	1,580	(119)
Long-term debt at year-end	2,690	3,219	2,496
Convertible debentures	—	—	255
Dividends/ distributions paid (3)	512	420	708
Total assets	$14,491	$15,584	$14,543

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Excludes business combinations.
(3)	Includes dividends paid and reinvested in shares under the dividend reinvestment plan.

2012 Highlights

•

Funds flow for 2012 was $1,248 million ($2.62 per share – basic) compared to $1,537 million ($3.29 per share – basic) in 2011. The decline in funds flow was primarily attributed to lower commodity price realizations from wider Canadian crude oil differentials and lower natural gas prices.

•

Net income for 2012 was $174 million ($0.37 per share – basic); a decrease from the $638 million ($1.37 per share – basic) in 2011. Net income was lower in 2012 primarily due to lower revenues related to lower commodity price realizations, an impairment charge on certain of our natural gas assets as a result of lower natural gas prices, partially offset by gains on asset dispositions, and gains from risk management items. Results for 2011 included a one-time deferred tax recovery of $304 million as a result of our conversion to a corporation.

•

Annual 2012 production of 161,195 boe per day was within our previous guidance, compared to 163,094 boe per day for 2011. Production in 2012 was weighted approximately 65 percent to oil and liquids compared to 63 percent in 2011.

•

Total net capital expenditures in 2012 of $137 million compared to $1,866 million in 2011 were within our previous guidance of $1.3 to $1.4 billion net of divestments closed to the end of the third quarter.

•	In 2012, we closed net dispositions of $1,615 million with average production of approximately 16,500 boe per day.

•	Netback was $26.58 per boe compared to $30.95 per boe in 2011, due primarily to a decline in commodity price realizations.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 2

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
Three months ended	2012	2012	2012	2012	2011	2011	2011	2011
Gross revenues (1)	$799	$840	$774	$870	$979	$861	$920	$844
Funds flow	295	344	272	337	437	348	396	356
Basic per share	0.62	0.72	0.57	0.71	0.93	0.74	0.85	0.77
Diluted per share	0.62	0.72	0.57	0.71	0.93	0.74	0.85	0.77
Net income (loss)	(53)	(67)	235	59	(62)	138	271	291
Basic per share	(0.11)	(0.14)	0.50	0.12	(0.13)	0.29	0.58	0.63
Diluted per share	(0.11)	(0.14)	0.50	0.12	(0.13)	0.29	0.58	0.63
Dividends declared	129	129	128	128	127	127	127	125
Per share	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27
Production
Liquids (bbls/d) (2)	99,071	105,588	104,758	107,199	108,071	101,392	98,998	104,349
Natural gas (mmcf/d)	329	329	351	361	364	360	343	371

Total (boe/d)	153,931	160,339	163,181	167,420	168,801	161,323	156,107	166,135

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

Business Strategy

Over the past several years, we have focused our capital activities to appraise the application of horizontal multi-stage fracture technology across our light-oil plays in Western Canada. These efforts have resulted in a significant inventory of light-oil targets. We completed these appraisal activities while providing a meaningful dividend to our shareholders. As we enter 2013, we remain committed to providing a dividend as we shift our focus to improving capital efficiencies and production reliability. Our 2013 capital budget is set at $900 million with the possibility of an additional $300 million depending on external market factors and internal performance. Our business strategy remains centered on realizing the value inherent in our extensive light-oil weighted asset base for the benefit of our shareholders.

Business Environment

Average 2012 benchmark crude oil prices remained range bound with WTI averaging US$94.17 per barrel compared to US$95.14 per barrel in 2011 and Brent averaging US$111.64 per barrel compared to US$111.11 per barrel in 2011. Ongoing issues in the Middle East and Africa, notably in Syria, Libya and Iran, led to future supply concerns and supported an upward movement in crude oil prices. These geopolitical issues were more than offset by Europe’s sovereign debt concerns, U.S. fiscal cliff risks and uncertainty regarding China’s economic growth rate.

Canadian oil price realizations were more volatile in 2012 than in recent history. Extended refinery turnarounds combined with North American production increases from plays such as the Canadian oil sands and the U.S. Bakken and Eagle Ford shale plays put pressure on North American oil infrastructure. The delay in the U.S. approval of the Keystone XL pipeline in January 2012 contributed to a risk averse tone in crude oil markets. In 2012, Edmonton light sweet crude averaged, on a monthly basis, between a US$20.02 discount per barrel and a US$3.61 premium per barrel compared to WTI, reaching its widest discount in March 2012. The benchmark Canadian heavy oil stream, Western Canadian Select (“WCS”), traded in the range of US$9.74 to US$32.98 per barrel less than WTI in 2012.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 3

To date in 2013, the economic climate in Europe and Asia has shown signs of improvement and the U.S. has taken steps toward resolving its fiscal and budgetary problems. Geo-political concerns related to Syria and Iran persist and are expected to provide support to world oil prices in 2013. The Seaway project, which added 400,000 barrels per day of oil pipeline capacity from Cushing, Oklahoma to the U.S. Gulf Coast, came on stream in early 2013. Numerous other North American pipeline additions and expansions have been proposed to debottleneck North American oil. Many of these projects could be subject to environmental or other regulatory delays. The use of rail to deliver crude oil to markets has grown considerably, particularly in the U.S. Bakken play. In the first two months of 2013, WTI averaged approximately US$95.07 per barrel and Edmonton light sweet averaged $87.92 per barrel.

Despite lower drilling activity directed towards natural gas, production levels in the U.S. remained flat in 2012. This was attributed to associated gas production from high drilling levels for oil and natural gas liquids. On the demand side, last winter was one of the warmest on record which resulted in the highest end of the season natural gas inventory levels in history. This combination of high production and high inventory levels drove AECO day prices to an average low of $1.64 per mcf for the month of May. U.S. natural gas prices similarly declined to levels below coal on a BTU equivalent basis prompting some conversion in the power generation sector from coal to natural gas. The summer of 2012 was significantly warmer than average, further increasing natural gas demand for power generation which lowered inventory levels by the end of the summer compared to 2011. In late 2012, natural gas and coal equivalent prices were similar and the natural gas share of the power generation market ended close to pre-2012 levels. The AECO monthly price ended 2012 well off its lows for the year at $3.43 per mcf.

Crude Oil

Our average crude oil and liquids price for 2012, before the impact of the realized portion of risk management, was $74.91 per barrel (2011 – $83.22 per barrel). Currently, we have WTI collars on 55,000 barrels per day of our 2013 crude oil production between US$91.55 and US$104.42 per barrel.

Natural Gas

In 2012, the AECO Monthly Index averaged $2.40 per mcf compared to $3.67 per mcf in 2011. AECO monthly gas prices hit a low of $1.64 per mcf in May as inventory levels in North America reached historical highs.

Our corporate average natural gas price for 2012 before the impact of the realized portion of risk management was $2.45 per mcf (2011 – $3.78 per mcf). Currently, we have 125,000 mcf per day of natural gas production hedged for 2013 at an average price of $3.34 per mcf at AECO. We also have 25,000 mcf of natural gas production hedged for 2014 at an average price of $3.85 per mcf and an additional 50,000 mcf per day hedged through the use of collars with a floor of $3.41 per mcf and a ceiling of $4.18 per mcf.

Performance Indicators

Our management and Board of Directors monitor our performance based upon a number of qualitative and quantitative factors including:

•	Finding and development (“F&D”) costs – We use these metrics to assess the continuing economic viability and the relative development stage of our resource plays.

•	Base operations – Includes our production performance and execution of our operational, health, safety, environmental and regulatory programs.

•	Shareholder value measures – These include key enterprise value metrics such as funds flow per share and dividends per share.

•

Financial, business and strategic considerations – These include the management of our asset portfolio, financial stewardship and the overall goal of creating competitive return on investment for our shareholders.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 4

Finding and Development costs

	Year ended December 31
	2012	2011	2010	3-Year average
Adjusted F&D costs including future development costs (“FDC”) (1)
F&D costs per boe – proved plus probable	$23.12	$23.96	$23.39	$23.54
F&D costs per boe – proved	$26.91	$31.69	$25.25	$28.43
Excluding FDC (2)
F&D costs per boe – proved plus probable	$17.48	$15.07	$18.90	$16.76
F&D costs per boe – proved	$26.69	$23.55	$21.50	$24.02
Including FDC (3)
F&D costs per boe – proved plus probable	$25.50	$26.79	$26.73	$26.32
F&D costs per boe – proved	$30.96	$37.05	$28.01	$32.60

(1)	The calculation of adjusted F&D includes the change in FDC and excludes the effects of acquisitions and dispositions and the effect of economic revisions related to downward revisions of natural gas prices.
(2)	The calculation of F&D excludes the change in FDC and excludes the effects of acquisitions and dispositions.
(3)	The calculation of F&D includes the change in FDC and excludes the effects of acquisitions and dispositions.

Our proved reserves continue to reflect a high percentage of developed reserves. Of total proved reserves, 78 percent were developed at December 31, 2012 (2011 – 80 percent). At December 31, 2012, total proved reserves as a percentage of proved plus probable reserves were 66 percent (2011 – 69 percent). On a proved plus probable basis our reserves continued to be weighted 71 percent to crude oil and liquids (2011 – 71 percent) and 29 percent to natural gas (2011 – 29 percent). Our successful tight-oil development activities and the application of techniques including waterflood and Enhanced Oil Recovery offset 2012 reserve dispositions which were predominately weighted towards oil. Economic revisions were primarily due to lower natural gas prices on base assets.

Capital expenditures for 2012 have been reduced by $137 million related to joint venture carried capital (2011 – $107 million). We use Adjusted F&D to assess the economic viability of our oil development programs. F&D costs are calculated in accordance with NI 51-101, which include the change in FDC, on a proved and proved plus probable basis. For comparative purposes we also disclose F&D costs excluding FDC.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Base operations

During 2012, we continued to consolidate our asset base and complete infrastructure development as we move through the development phase on many of our key light-oil plays. Our appraisal activities over the past few years have provided us with a significant inventory of light-oil targets. Our 2013 capital program is focused on improving capital efficiencies by allocating capital to areas we have significantly de-risked, where we have realized cost reductions and where we have infrastructure capacity.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 5

Shareholder Value Measures

	Year ended December 31
	2012	2011	2010
Funds flow per share	$2.62	$3.29	$2.68
Dividends/ distributions paid per share	$1.08	$0.90	$1.62
Ratio of year-end total long-term debt to annual funds	2.2:1	2.1:1	2.1:1

In April 2011, subsequent to converting to a corporation in January 2011, we began paying a quarterly dividend of $0.27 per share, which continued throughout 2012. Our last monthly distribution payment of $0.09 per unit as a trust was declared in December 2010 and paid in January 2011. In 2013, we plan to continue the rotation of our asset portfolio through the disposition of non-core properties and investment in our light-oil resources. We believe these strategies achieve a balance that provides our shareholders with a meaningful dividend as we continue to concentrate our asset base for oil growth.

Our total long-term debt to annual funds flow ratio has remained consistent over the last three years. As we look forward, we aim to grow our funds flow by oil and liquids production growth relative to both our long-term debt and dividend payout levels.

Financial, business and strategic considerations

	Year ended December 31
	2012	2011	2010
Return on capital (1)	3%	7%	11%
Return on equity (2)	2%	7%	13%
Total assets (millions)	$14,491	$15,584	$14,543

(1)	Net income before financing charges divided by average shareholders’ equity and average total debt.
(2)	Net income divided by average shareholders’ equity.

The return on capital and return on equity ratios in 2012 and 2011 decreased as a result of lower net income. Net income was lower in 2012 primarily due to lower revenues related to lower commodity price realizations, an impairment charge on certain of our natural gas assets as a result of lower natural gas prices, partially offset by gains on asset dispositions, and gains from risk management items. Results for 2011 included a one-time income tax recovery of $304 million as a result of our conversion to a corporation. In 2010, we recorded significant gains on the formation of the Peace River Oil Partnership and the Cordova Joint Venture.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 6

RESULTS OF OPERATIONS

Production

	Year ended December 31
Daily production	2012	2011	% change
Light oil and NGL (bbls/d)	86,783	85,316	2
Heavy oil (bbls/d)	17,361	17,892	(3)
Natural gas (mmcf/d)	342	359	(5)

Total production (boe/d)	161,195	163,094	(1)

In 2012, we completed net property dispositions with combined production of approximately 16,500 boe per day, primarily weighted to oil. Our increase in light-oil production is the result of focusing our activities on light-oil plays, while our natural gas production declined in 2012 as a result of this strategy.

After the disposition of properties producing approximately 13,000 boe per day for approximately $1.3 billion during the fourth quarter of 2012, liquids production was approximately 62 percent of our production base exiting 2012. In 2013, we will continue to focus our capital activity on light-oil which should increase our weighting to liquids. Excluding the impact of net property dispositions, liquids production increased by approximately five percent from 2011.

When economic to do so, we strive to maintain an appropriate mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity. Given the weak outlook for natural gas prices and our significant inventory of light-oil locations, we currently plan to continue allocating substantially all of our capital investments to oil-weighted projects.

Average Sales Prices

	Year ended December 31
	2012	2011	% change
Light oil and liquids (per bbl)	$77.16	$86.19	(10)
Risk management gain (loss) (per bbl) (1)	0.17	(2.03)	100

Light oil and liquids net (per bbl)	77.33	84.16	(8)

Heavy oil (per bbl)	63.67	69.07	(8)

Natural gas (per mcf)	2.45	3.78	(35)
Risk management gain (per mcf) (1)	0.34	—	100

Natural gas net (per mcf)	2.79	3.78	(26)

Weighted average (per boe)	53.60	60.99	(12)
Risk management gain (loss) (per boe) (1)	0.81	(1.06)	100

Weighted average net (per boe)	$54.41	$59.93	(9)

(1)	Gross revenues include realized gains and losses on commodity contracts.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 7

Netbacks

	Year ended December 31
	2012	2011	% change
Light oil and NGL (1, 2)
Production (bbls/day)	86,783	85,316	2
Operating netback (per bbl):
Sales price	$77.16	$86.19	(10)
Risk management gain (loss) (3)	0.17	(2.03)	100
Royalties	(15.57)	(16.83)	(8)
Operating costs	(19.86)	(21.05)	(6)

Netback	$41.90	$46.28	(10)

Heavy oil
Production (bbls/day)	17,361	17,892	(3)
Operating netback (per bbl):
Sales price	$63.67	$69.07	(8)
Royalties	(9.01)	(10.01)	(10)
Operating costs	(19.32)	(17.53)	10
Transportation	(0.07)	(0.08)	(13)

Netback	$35.27	$41.45	(15)

Total liquids
Production (bbls/day)	104,144	103,208	1
Operating netback (per bbl):
Sales price	$74.91	$83.22	(10)
Risk management gain (loss) (3)	0.14	(1.68)	100
Royalties	(14.48)	(15.64)	(7)
Operating costs	(19.77)	(20.44)	(3)
Transportation	(0.01)	(0.01)	—

Netback	$40.79	$45.45	(10)

Natural gas
Production (mmcf/day)	342	359	(5)
Operating netback (per mcf):
Sales price	$2.45	$3.78	(35)
Risk management gain (3)	0.34	—	100
Royalties	(0.34)	(0.54)	(37)
Operating costs	(2.11)	(2.03)	4
Transportation	(0.23)	(0.22)	5

Netback	$0.11	$0.99	(89)

Combined totals
Production (boe/day)	161,195	163,094	(1)
Operating netback (per boe):
Sales price	$53.60	$60.99	(12)
Risk management gain (loss) (3)	0.81	(1.06)	100
Royalties	(10.07)	(11.09)	(9)
Operating costs	(17.26)	(17.40)	(1)
Transportation	(0.50)	(0.49)	2

Netback	$26.58	$30.95	(14)

(1)	Excluded from the netback calculation is $72 million primarily related to realized risk management gains on our foreign exchange contracts which swap US dollar revenue at a fixed Canadian dollar rate.
(2)	Included in the netback calculation is $48 million realized on the rearrangement of our 2013 oil collars which closed in the third quarter of 2012.
(3)	Gross revenues include realized gains and losses on commodity contracts.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 8

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Year ended December 31
(millions)	2012	2011	2010
Light oil and NGL	$2,529	$2,657	$1,965
Heavy oil	405	452	405
Natural gas	349	495	664

Gross revenues (1)	$3,283	$3,604	$3,034

(1)	Gross revenues include realized gains and losses on commodity contracts.

Lower commodity price realizations in 2012, partially offset by an increase in liquids production, resulted in a decline in liquids revenue from 2011. Natural gas revenues were affected by lower production, due to our focus on light oil, and a significant decline in natural gas prices.

Crude oil prices increased in 2011 from 2010 which led to increases in both light and heavy-oil revenues. Also, contributing to the increase in light-oil revenues was higher light-oil production. Natural gas prices were lower in 2011 compared to 2010 resulting in a decline in natural gas revenues. Asset dispositions and a capital program concentrated on our light-oil properties led to the decline in natural gas production.

Reconciliation of Decrease in Production Revenues

(millions)
Gross revenues – January 1 – December 31, 2011	$3,604
Increase in light oil and NGL production	53
Decrease in light oil and NGL prices (including realized risk management)	(181)
Decrease in heavy oil production	(12)
Decrease in heavy oil prices	(35)
Decrease in natural gas production	(23)
Decrease in natural gas prices	(123)

Gross revenues – January 1 – December 31, 2012	$3,283

Royalties

	Year ended December 31
	2012	2011	2010
Royalties (millions)	$595	$661	$545
Average royalty rate (1)	18%	18%	18%
$/boe	$10.07	$11.09	$9.07

(1)	Excludes effects of risk management activities.

Lower commodity prices in 2012, partially offset by the impact of wider Canadian crude oil differentials to WTI, resulted in lower royalties compared to 2011. Royalty rates remained consistent between 2012 and 2011.

An increase in crude oil prices in 2011 led to an increase in royalties compared to 2010. Royalty rates remained comparable in both 2011 and 2010 as lower royalty rates on new wells under the various royalty incentive programs partially offset higher royalty rates on base production.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 9

Expenses

	Year ended December 31
(millions)	2012	2011	2010
Operating	$1,019	$1,036	$944
Transportation	29	29	33
Financing	199	190	174
Share-based compensation	$(10)	$84	$159

	Year ended December 31
(per boe)	2012	2011	2010
Operating	$17.26	$17.40	$15.71
Transportation	0.50	0.49	0.55
Financing	3.37	3.20	2.89
Share-based compensation	$(0.17)	$1.41	$2.65

Operating

Operating costs were lower in 2012 than 2011 due to our focus on cost savings, lower electricity costs and acquisition and disposition activity. The temporary interruptions experienced in the second quarter of 2011 from the wild fires in Slave Lake and flooding in Manitoba and Saskatchewan led to increased workover and maintenance activity in 2011.

Operating costs for 2012 include a realized gain on electricity contracts of $7 million (2011 – $11 million gain and 2010 – $14 million loss). The average Alberta electricity pool price for 2012 was $64.31 per MWh compared to $76.21 per MWh in 2011 and $50.88 per MWh in 2010. We currently have the following contracts in place that fix the price of our electricity consumption; in 2013 approximately 50 MW fixed at $55.20 per MWh, in 2014 approximately 80 MW fixed at $58.50 per MWh, in 2015 approximately 55 MW fixed at $58.32 per MWh and in 2016 approximately 25 MW fixed at $49.90 per MWh.

Financing

The Company has an unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The facility expires on June 30, 2016 and is extendible. The credit facility contains provisions for standby fees on unutilized credit lines and stamping fees on bankers’ acceptances and LIBOR loans that vary depending on certain consolidated financial ratios. At December 31, 2012, approximately $2.2 billion was undrawn under this facility.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 10

As at December 31, 2012, the Company had $1.9 billion (2011 – $2.0 billion) of senior unsecured notes outstanding with a weighted average interest rate, including the effects of cross currency swaps, of approximately 6.1 percent (2011 – 6.1 percent) and a weighted average remaining term of 5.5 years (2011 – 6.5 years). At December 31, 2012, the Company had $650 million of interest rate swaps outstanding at a weighted average fixed rate of 2.65 percent and an expiry date of January 2014. These swaps fix a portion of the interest rates under our bank facility.

At December 31, 2012, we had the following senior unsecured notes outstanding:

	Issue date	Amount (millions)	Term	Average interest rate		Weighted average remaining term
2007 Notes	May 31, 2007	US$475	8–15 years	5.80%		4.5 years
2008 Notes	May 29, 2008	US$480,CAD$30	8–12 years	6.25%		5.0 years
UK Notes	July 31, 2008	£57	10 years	6.95	%(1)	5.6 years
2009 Notes	May 5, 2009	US$154 (2) , £20, €10, CAD$5	5–10 years	8.85	%(3)	4.0 years
2010 Q1 Notes	March 16, 2010	US$250,CAD$50	5–15 years	5.47%		5.8 years
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$170,CAD$60	5–15 years	5.00%		8.7 years
2011 Notes	November 30, 2011	US$105,CAD$30	5–10 years	4.49%		7.1 years

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, beginning in 2013, over the remaining seven years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Financing charges in 2012 were slightly higher than in 2011 and 2010. In 2011, we repaid all outstanding convertible debentures and entered into additional fixed-rate, senior unsecured notes. While the Company’s senior unsecured notes currently contain higher interest rates than drawings under our syndicated bank facilities held in short-term money market instruments, we believe the long-term nature inherent in the senior notes is favourable for a portion of our debt capital structure.

The interest rates on any non-hedged portion of the Company’s credit facility are subject to fluctuations in short-term money market rates as advances on the credit facility are generally made under short-term instruments. As at December 31, 2012, four percent (December 31, 2011 – 19 percent) of our long-term debt instruments were exposed to changes in short-term interest rates.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For 2012 an expense of $9 million (2011 – $12 million) was recorded in financing to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 11

Share-Based Compensation

Share-based compensation expense is related to our Stock Option Plan (the “Option Plan”), our Common Share Rights Incentive Plan (the “CSRIP”), our Long-Term Retention and Incentive Plan (“LTRIP”), and our Deferred Share Unit Plan (the “DSU”).

Effective January 1, 2011, we implemented the Option Plan and amended our Trust Unit Rights Incentive Plan (“TURIP”) to become the CSRIP. Pursuant to our conversion from a trust to a corporation, TURIP holders had the choice to receive one restricted option (a “Restricted Option”) and one restricted right (a “Restricted Right”) for each outstanding “in-the-money” trust unit right. TURIP holders who chose not to make the election or held trust unit rights that were “out-of-the-money” on January 1, 2011, received one common share right (“Share Rights”) with the same terms under the CSRIP for each trust unit right. Subsequent to January 1, 2011, all grants are under the Option Plan.

Following the conversion to a corporation, the TURIP liability was removed and a share-based compensation liability was recorded for the Restricted Rights with the fair value charged to income. The fair values of the Restricted Options and Share Rights were also charged to income as at January 1, 2011, with an offset to other reserves. The elimination of the TURIP and subsequent implementation of the Option Plan and CSRIP resulted in a net $58 million charge to income during the first quarter of 2011.

The Restricted Options, Share Rights and subsequent grants under the Option Plan receive equity treatment for accounting purposes with the fair value of each instrument expensed over the expected vesting period based on a graded vesting schedule. The fair values of the Restricted Options and option grants are calculated using a Black-Scholes option-pricing model and the fair value of the Share Rights was calculated using a Binomial Lattice option-pricing model. The Restricted Rights are accounted for as a liability as holders may elect to settle in cash or common shares.

The change in the fair value of outstanding LTRIP awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends. The LTRIP obligation is accrued over the vesting period as service is completed by employees and expensed based on a graded vesting schedule. Subsequent increases and decreases in the underlying common share price will result in increases and decreases charged to income to adjust the LTRIP obligation to fair value until settlement.

Share-based compensation consisted of the following:

	Year ended December 31
(millions)	2012	2011	2010
Options	$21	$18	$—
Restricted Options	6	22	—
Restricted Rights	(45)	(29)	—
Share Rights	—	1	—
LTRIP	8	14	8
TURIP	—	—	151
Expiry of TURIP at Jan. 1, 2011	—	(196)	—
Share Rights at Jan. 1, 2011	—	16	—
Restricted Options at Jan. 1, 2011	—	65	—
Restricted Rights liability at Jan. 1, 2011	—	173	—

Share-based compensation	$(10)	$84	$159

The share price used in the fair value calculation of the LTRIP liability and Restricted Rights obligation at December 31, 2012 was $10.80 per share (2011 – $20.19 and 2010 – $23.84).

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 12

General and Administrative Expenses (“G&A”)

	Year ended December 31
(millions, except per boe amounts)	2012	2011	2010
Gross	$254	$222	$207
Per boe	4.31	3.72	3.45
Net	172	142	145
Per boe	$2.91	$2.38	$2.41

In 2012, staff costs increased compared to the prior periods due to increasing activity levels consistent with our exploration & production company mandate.

In the fourth quarter of 2012, we incurred $13 million of restructuring charges related to an internal reorganization of departments which resulted in termination payouts for certain employees.

During 2012, we incurred a negligible amount (2011 – $1 million) of legal fees from a law firm of which a partner is also a director of Penn West.

Depletion, Depreciation, Impairment and Accretion

	Year ended December 31
(millions, except per boe amounts)	2012	2011	2010
Depletion and depreciation (“D&D”)	$1,248	$1,168	$1,169
D&D expense per boe	21.17	19.62	19.44

Impairment (recovery)	277	(10)	—
Impairment (recovery) per boe	4.69	(0.17)	—

Accretion of decommissioning liability	54	45	44
Accretion expense per boe	$0.90	$0.76	$0.73

Our D&D rate has increased due to our capital spending substantially weighted to light-oil development and the divestment of non-core properties. D&D and accretion rates were comparable in 2011 and 2010.

We recorded an impairment charge during the fourth quarter of 2012 related to legacy, base natural gas assets in northern British Columbia as a result of lower natural gas prices.

In 2011, we recorded an impairment reversal of $10 million to reflect stronger commodity prices resulting in higher forecast cash flows relating to properties in central Alberta.

Taxes

	Year ended December 31
(millions)	2012	2011	2010
Deferred tax expense (recovery)	$63	$(227)	$(101)

In 2012, we recorded a deferred tax expense primarily due to gains on property dispositions and from unrealized risk management gains.

The deferred tax recovery for the year ended December 31, 2011 includes a $304 million recovery related to the tax rate differential on our conversion from a trust to an E&P company on January 1, 2011. As a corporation, we are subject to income taxes at Canadian corporate tax rates. Under the former trust structure, IFRS required us to tax-effect timing differences in our trust entities at rates applicable to undistributed earnings of a trust being the maximum marginal income tax rate for individuals in the Province of Alberta.

The 2010 amount included a $177 million recovery related to corporate restructuring.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 13

Tax Pools

	As at December 31
(millions)	2012	2011	2010
Undepreciated capital cost (UCC)	$1,155	$1,085	$1,122
Canadian oil and gas property expense (COGPE)	24	1,395	1,562
Canadian development expense (CDE)	2,713	2,104	1,494
Canadian exploration expense (CEE)	348	294	305
Non-capital losses	1,963	2,966	2,481
Other	21	31	31

Total	$6,224	$7,875	$6,995

Tax pool amounts exclude income deferred in operating partnerships of $616 million in 2012 (2011 – $1,654 million and 2010 – $920 million).

Foreign Exchange

	Year ended December 31
(millions)	2012	2011	2010
Unrealized foreign exchange loss (gain)	$(32)	$38	$(82)

We record unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The unrealized gains during 2012 and 2010 were primarily due to the strengthening of the Canadian dollar relative to the US dollar and the losses during 2011 were primarily due to the weakening of the Canadian dollar relative to the US dollar.

Funds Flow and Net Income

	Year ended December 31
	2012	2011	2010
Funds flow (1) (millions)	$1,248	$1,537	$1,185
Basic per share	2.62	3.29	2.68
Diluted per share	2.62	3.29	2.65

Net income (millions)	174	638	1,110
Basic per share	0.37	1.37	2.51
Diluted per share	$0.37	$1.36	$2.48

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

Funds flow in 2012 decreased from 2011 as a result of lower commodity price realizations and disposition activity. Funds flow for 2011 increased from 2010 primarily due to an increase in our weighting of light-oil production and an increase in crude oil prices.

In 2012, net income decreased as lower revenues from the decline in commodity prices and an impairment charge on legacy natural gas properties were partially offset by gains from property dispositions and risk management gains.

For 2011, net income decreased compared to 2010 as significant gains on asset dispositions were recorded in 2010 on the formation of the Cordova Joint Venture and the Peace River Oil Partnership. Net income in 2011 included a $304 million deferred tax recovery related to our conversion from an income trust to a corporate structure.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 14

	Year ended December 31
	2012		2011		2010
	per boe	%	per boe	%	per boe	%
Oil and natural gas revenues (1)	$55.63	100	$60.54	100	$50.46	100
Royalties	(10.07)	(18)	(11.09)	(18)	(9.07)	(18)
Operating expenses (2)	(17.26)	(31)	(17.40)	(29)	(15.71)	(31)
Transportation	(0.50)	(1)	(0.49)	(1)	(0.55)	(1)

Net operating income	27.80	50	31.56	52	25.13	50
General and administrative expenses	(2.91)	(6)	(2.38)	(4)	(2.41)	(5)
Restructuring	(0.23)	—	—	—	—	—
Share-based compensation – cash	(0.14)	—	(0.15)	—	(0.14)	—
Financing (3)	(3.37)	(6)	(3.20)	(5)	(2.89)	(6)

Funds flow	21.15	38	25.83	43	19.69	39
Unrealized foreign exchange gain (loss)	0.54	1	(0.64)	(1)	1.36	3
Share-based compensation	0.31	—	(1.26)	(2)	(2.51)	(5)
Risk management activities (4)	2.55	5	0.55	1	0.40	1
Depletion and depreciation	(25.86)	(46)	(19.45)	(32)	(19.44)	(39)
Accretion	(0.90)	(2)	(0.76)	(1)	(0.73)	(1)
Gain on dispositions	6.51	12	2.89	5	18.02	36
Exploration and evaluation	(0.29)	(1)	(0.25)	(1)	(0.02)	—
Deferred tax recovery (expense)	(1.07)	(2)	3.80	6	1.70	3

Net income	$2.94	5	$10.71	18	$18.47	37

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Operating expenses include realized gains/ losses on electricity swaps.
(3)	Financing expenses include realized losses on interest rate swaps.
(4)	Risk management activities relate to unrealized gains and losses on derivative instruments.

Drilling

	Year ended December 31
	2012		2011
	Gross	Net	Gross	Net
Oil	349	263	457	353
Natural gas	23	19	53	36

	372	282	510	389
Stratigraphic and service	72	32	89	37

Total	444	314	599	426

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 15

Capital Expenditures

	Year ended December 31
(millions)	2012	2011	2010
Land acquisition and retention	$37	$181	$102
Drilling and completions	1,148	1,217	800
Facilities and well equipping	675	521	281
Geological and geophysical	13	9	10
Corporate	16	25	11

Capital expenditures (1)	1,889	1,953	1,204
Joint venture, carried capital	(137)	(107)	(17)
Property dispositions, net	(1,615)	(266)	(1,306)
Business combinations	—	286	139

Total expenditures	$137	$1,866	$20

(1)	Capital expenditures include costs related to development capital and Exploration and Evaluation activities.

Our 2012 and 2011 capital programs continued to be directed towards our key light-oil projects, focusing on the Carbonates, Cardium, Spearfish and Viking. During 2012, we completed net property dispositions of non-core properties with combined production of approximately 16,500 barrels of oil equivalent per day. In 2011, we were successful at land sales and acquired strategic lands to complement our existing asset base.

Exploration and evaluation (“E&E”) capital expenditures

	Year ended December 31
(millions)	2012	2011	2010
E&E capital expenditures	$228	$321	$58

E&E expenditures include land acquisitions, appraisal activities at our Cordova and Peace River joint ventures and other exploration costs. For 2012, we had a non-cash E&E expense of $17 million (2011 – $15 million and 2010 – $1 million) primarily related to land expiries and minor properties not expected to be continued to the development phase. We also had transfers into Property, Plant and Equipment totalling $16 million (2011 – $14 million and 2010 – nil) and dispositions of $4 million (2011 – $2 million and 2010 – $61 million).

Gain on asset dispositions

	Year ended December 31
(millions)	2012	2011	2010
Gain on asset dispositions	$384	$172	$1,082

The gains recognized in income during 2012 and 2011 related to property dispositions of non-core assets. We recorded significant gains in 2010 as a result of forming the Peace River Oil Partnership in June 2010 and entering the Cordova Joint Venture in September 2010.

Spartan Exploration Ltd. (“Spartan”) business combination

On June 1, 2011, we closed the acquisition of Spartan, a publicly traded oil and gas exploration company with assets primarily located in the Cardium light-oil resource play in central Alberta. The total cost was $166 million, including the assumption of approximately $39 million of debt, with $286 million recorded to property, plant and equipment.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 16

Goodwill

	Year ended December 31
(millions)	2012	2011	2010
Balance, beginning and end of year	$2,020	$2,020	$2,020

We recorded goodwill on our acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in previous years. We determined there was no goodwill impairment at December 31, 2012 or 2011.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain unlikely assumptions, become material.

We are dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, water management, site abandonment/reclamation and CO2 sequestration. Operations are continuously monitored to minimize the environmental impact and capital is allocated to reclamation and other activities to mitigate the impact on the areas in which we operate.

Liquidity and Capital Resources

Capitalization

	As at December 31
	2012		2011		2010
(millions)%			%		%
Common shares issued, at market (1)	$5,176	64	$9,517	72	$10,959	78
Bank loans and long-term notes	2,690	33	3,219	24	2,496	18
Convertible debentures	—	—	—	—	255	2
Working capital deficiency (2)	239	3	554	4	303	2

Total enterprise value	$8,105	100	$13,290	100	$14,013	100

(1)	The share price at December 31, 2012 was $10.80 (2011—$20.19 and 2010—$23.84).
(2)	Excludes the current portion of risk management, long-term debt, convertible debentures and share-based compensation liability.

Dividends

	Year ended December 31
(millions)	2012	2011	2010
Dividends declared	$514	$506	$686
Per share	1.08	1.08	1.56
Dividends paid (1)	$512	$420	$708

(1)	Includes amounts funded by the dividend reinvestment plan.

On February 13, 2013, our Board of Directors declared a first quarter 2013 dividend of $0.27 per share to be paid on April 15, 2013 to shareholders of record at the close of business on March 28, 2013. Shareholders who are residents of Canada are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 17

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Our dividend level could change based on these and other factors and is subject to the approval of our Board of Directors. For further information regarding our dividend policy, including the factors that could affect the amount of quarterly dividend that we pay and the risks relating thereto, see “Dividends and Dividend Policy – Dividend Policy” in our Annual Information Form, which is available on our website at www.pennwest.com, on the SEDAR website at www.sedar.com, and on the SEC website at www.sec.gov.

Liquidity

The Company currently has an unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $3.0 billion expiring on June 30, 2016. For further details on our debt instruments, please refer to the “Financing” section of this MD&A.

We actively manage our debt capital and consider opportunities to reduce or diversify our debt structure. We contemplate operating and financial risks and take actions as appropriate to limit our exposure to certain risks. We maintain close relationships with our lenders and agents to monitor credit market developments. Strategies aim to increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and hence the longer-term execution of our business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On December 31, 2012, the Company was in compliance with all of these financial covenants which consist of the following:

	Limit	December 31, 2012
Senior debt to EBITDA (1)	Less than 3:1	2.1
Total debt to EBITDA (1)	Less than 4:1	2.1
Senior debt to capitalization	Less than 50%	23%
Total debt to capitalization	Less than 55%	23%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

All senior, unsecured notes contain change of control provisions whereby if a change of control occurs; the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

Convertible Debentures

We had no convertible debentures outstanding at December 31, 2012 or 2011. During 2011, $248 million of convertible debentures matured and were settled in cash (2010 – nil), $7 million were redeemed and settled in cash (2010 – nil) and none matured and were settled in shares (2010 – $18 million). Of the $255 million of convertible debentures settled in cash during 2011, $224 million were the series “F” debentures which matured in the fourth quarter of 2011.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 18

Financial Instruments

We had the following financial instruments outstanding as at December 31, 2012. Fair values are determined using external counterparty information which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Crude oil
WTI Collars	55,000 bbls/d	Jan/13—Dec/13	US$91.55 to $104.42/bbl	$66
Natural gas
AECO Forwards	125,000 mcf/d	Jan/13—Dec/13	$3.34/mcf	9
AECO Forwards	25,000 mcf/d	Jan/14—Dec/14	$3.85/mcf	2
AECO Collars	25,000 mcf/d	Jan/14–Dec/14	$3.25 to $4.35/mcf	—
Electricity swaps
Alberta Power Pool	30 MW	Jan/13—Dec/13	$54.60/MWh	1
Alberta Power Pool	20 MW	Jan/13—Dec/13	$56.10/MWh	1
Alberta Power Pool	70 MW	Jan/14—Dec/14	$58.50/MWh	(5)
Alberta Power Pool	10 MW	Jan/14—Dec/15	$58.50/MWh	(1)
Alberta Power Pool	45 MW	Jan/15—Dec/15	$58.28/MWh	(4)
Alberta Power Pool	25 MW	Jan/16—Dec/16	$49.90/MWh	—
Interest rate swaps	$650	Jan/13—Jan/14	2.65%	(10)
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014—2022	1.000 CAD/USD	23
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(19)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(3)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(2)
Total				$58

Please refer to our website at www.pennwest.com for details of all financial instruments currently outstanding.

Subsequent to December 31, 2012, we entered into foreign exchange forward contracts on revenue from March 2013 to December 2013 on $153 million per month at an average foreign exchange rate of 1.022 CAD/USD. We also entered into additional natural gas collars on 25,000 mcf per day in 2014 between $3.57 per mcf and $4.00 per mcf.

Additionally, we have subsequently entered into oil differential contracts from March to June 2013 on 4,000 barrels per day. These contracts fix the price of MSW (mixed sweet crudes at Edmonton) at a discount of USD $8.00 per barrel to WTI.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 19

Outlook

This outlook section is included to provide shareholders with information about our expectations as at March 13, 2013 for production and capital expenditures in 2013 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2013, including our current disposition program.

Our 2013 forecast exploration and development capital is $900 million with an option to layer in up to $300 million of incremental capital later in 2013, subject to external market factors and internal performance. After the divestment activity in 2012, we forecast 2013 average production of between 135,000 and 145,000 boe per day.

There have been no changes to our guidance from our prior forecast, released on February 14, 2013 with our fourth quarter results and filed on SEDAR at www.sedar.com.

Our 2012 annual capital expenditure and production guidance released on November 2, 2012 with our third quarter results were met.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

	Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	24	0.05
Liquids production	1,000 bbls/day	20	0.04
Price per mcf of natural gas	$0.10	5	0.01
Natural gas production	10 mmcf/day	2	—
Effective interest rate	1%	6	0.01
Exchange rate ($US per $CAD)	$0.01	12	0.02

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 20

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2013	2014	2015	2016	2017	Thereafter
Long-term debt	$5	$60	$251	$968	$242	$1,164
Transportation	24	17	10	4	1	—
Transportation ($US)	4	37	37	33	33	198
Power infrastructure	29	14	14	14	14	12
Drilling rigs	23	21	17	11	6	—
Purchase obligations (1)	6	5	5	1	1	1
Interest obligations	146	142	132	105	77	136
Office lease (2)	62	56	55	54	52	384
Decommissioning liability (3)	$100	$95	$91	$87	$82	$180

(1)	These amounts represent estimated commitments of $13 million for CO2 purchases and $6 million for processing fees related to our interests in the Weyburn Unit.
(2)	The future office lease commitments above will be reduced by sublease recoveries totalling $335 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Our syndicated credit facility is due for renewal on June 30, 2016. If we are not successful in renewing or replacing the facility, we could be required to obtain other facilities including term bank loans. In addition, we have an aggregate of $1.9 billion in senior notes maturing between 2014 and 2025. We continuously monitor our credit metrics and maintain positive working relationships with our lenders, investors and agents.

We are involved in various claims and litigation in the normal course of business and record provisions for claims as required.

Equity Instruments

Common shares issued:
As at December 31, 2012	479,258,670
Issued on exercise of share rights	139,158
Issued pursuant to dividend reinvestment plan	2,807,458

As at March 13, 2013	482,205,286

Options outstanding:
As at December 31, 2012	15,737,400
Granted	8,248,100
Forfeited	(1,614,185)

As at March 13, 2013	22,371,315

Share Rights outstanding:
As at December 31, 2012	291,638
Exercised	(79,518)
Forfeited	(28,059)

As at March 13, 2013	184,061

Restricted Options outstanding (1) :
As at December 31, 2012	10,535,361
Forfeited	(2,361,394)

As at March 13, 2013	8,173,967

(1)	Each holder of a Restricted Option holds a Restricted Right and has the option to settle the Restricted Right in cash or common shares upon exercise. Refer to the “Expenses—Share-Based Compensation” section of this MD&A for further details.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 21

Fourth Quarter 2012 Highlights

Key financial and operational results for the fourth quarter were as follows:

	Three months ended December 31
	2012	2011	% change
Financial
(millions, except per share amounts)
Gross revenues (1)	$799	$979	(18)
Funds flow	295	437	(33)
Basic per share	0.62	0.93	(33)
Diluted per share	0.62	0.93	(33)
Net loss	(53)	(62)	(15)
Basic per share	(0.11)	(0.13)	(15)
Diluted per share	(0.11)	(0.13)	(15)
Capital expenditures, net (2)	(916)	583	(100)
Dividends
(millions)
Dividends paid (3)	$129	$127	2
DRIP	(31)	(26)	19

Dividends paid in cash	$98	$101	(3)
Operations
Daily production
Light oil and NGL (bbls/d)	82,224	90,185	(9)
Heavy oil (bbls/d)	16,847	17,886	(6)
Natural gas (mmcf/d)	329	364	(10)

Total production (boe/d)	153,931	168,801	(9)

Average sales price
Light oil and NGL (per bbl)	$75.91	$88.76	(15)
Heavy oil (per bbl)	59.85	76.88	(22)
Natural gas (per mcf)	$3.28	$3.47	(5)
Netback per boe
Sales price	$54.10	$63.05	(14)
Risk management gain (loss)	0.51	(0.84)	100

Net sales price	54.61	62.21	(12)
Royalties	(10.10)	(11.47)	(12)
Operating expenses	(17.16)	(17.48)	(2)
Transportation	(0.51)	(0.48)	6

Netback	$26.84	$32.78	(18)

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes net asset acquisitions/dispositions and excludes business combinations. There are no business combinations in the 2012 period.
(3)	Includes dividends paid prior to those reinvested in shares under the dividend reinvestment plan. In 2011, we began paying dividends on a quarterly basis. The last monthly distribution payment as a Trust was declared in December 2010 and paid in January 2011 ($0.09 per unit). Our first quarterly dividend ($0.27 per share) as a corporation was paid in April 2011.

2012 MANAGEMENT’S DISCUSSION & ANALYSIS 22

Financial

Gross revenues and funds flow decreased in the fourth quarter of 2012 compared to 2011 primarily due to lower commodity price realizations and asset dispositions.

Net loss was comparable between the fourth quarter of 2012 and 2011 as a decline in revenues from lower commodity prices was offset by unrealized risk management gains in 2012. We recorded an impairment charge during the fourth quarter of 2012 related to legacy, base natural gas assets in northern British Columbia as a result of decreased natural gas prices.

We closed non-core asset dispositions during the fourth quarter for proceeds of approximately $1.3 billion. The proceeds were applied to reduce bank debt.

Our capital activity continued to be focused on our light-oil targets with 31 net oil wells drilled during the fourth quarter of 2012.

Operations

Average production in the fourth quarter of 2012 was 153,931 boe per day after the impact of net asset dispositions and weighted approximately 64 percent to oil and liquids. During the fourth quarter of 2012, we completed net asset dispositions with combined production of approximately 13,000 boe per day.

In the fourth quarter of 2012, WTI crude oil prices averaged US$88.20 per barrel compared to US$92.19 per barrel in the third quarter of 2012 and US$94.02 per barrel for the fourth quarter of 2011. Edmonton light sweet oil traded at a discount of $3.46 per barrel to WTI during the fourth quarter of 2012 (2011 – premium of $1.44 per barrel) compared to a discount of $7.40 per barrel during the third quarter of 2012. In the fourth quarter of 2012, the AECO Monthly Index averaged $3.06 per mcf compared to $2.19 per mcf in the third quarter of 2012 and $3.47 per mcf for the fourth quarter of 2011.

Netbacks were $26.84 per boe compared to $32.78 per boe in the fourth quarter of 2011. The decrease was primarily attributed to lower commodity prices.

Disclosure Controls and Procedures

As of December 31, 2012, an internal evaluation was carried out under the supervision of our President and Chief Executive Officer (the “CEO”) and Executive Vice President and Chief Financial Officer (the “CFO”) of the effectiveness of Penn West’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). Based on that evaluation, the CEO and the CFO concluded that as of December 31, 2012 the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports that Penn West files or submits under the Exchange Act or under Canadian securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein.

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Internal Control over Financial Reporting (“ICOFR”)

We have a team of qualified and experienced staff who continue to maintain our compliance with the applicable regulations regarding internal control over financial reporting (“ICOFR”). As of December 31, 2012, an internal evaluation was carried out under the supervision of our CEO and CFO of the effectiveness of our ICOFR as defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. The assessment was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and the CFO concluded that as of December 31, 2012 our ICOFR was effective. We have certified our ICOFR and obtained auditor attestation of the operating effectiveness of our internal control over financial reporting in conjunction with our 2012 year-end audited consolidated financial statements. All significant financial reporting processes have been documented, assessed, and tested. No changes in our ICOFR were made during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

Future Accounting Pronouncements

In May 2011, the International Accounting Standards Board issued the following standards which are not yet effective:

IFRS 9 “Financial Instruments” outlines a new methodology for the recognition and measurement requirements for financial instruments. This new standard will eventually replace IAS 39 “Financial Instruments: Recognition and Measurement”. The standard becomes effective for annual periods beginning on or after, January 1, 2015. This standard is still in development; therefore, we cannot assess the impact of this standard at this time.

IFRS 10 “Consolidated Financial Statements” outlines a new methodology to determine whether to consolidate an investee. This new standard becomes effective for annual periods beginning on or after January 1, 2013. We believe the adoption of this standard will have no material impact on our financial statements.

IFRS 11 “Joint Arrangements” outlines the accounting treatment for joint arrangements, notably joint operations which will follow the proportionate consolidation method and joint ventures which will follow the equity accounting method. This new standard becomes effective for annual periods beginning on or after January 1, 2013 and will apply to our interest in the Peace River Oil Partnership. We currently believe that our interest in the Peace River Oil Partnership is appropriately classified as a joint operation; therefore we will continue to proportionately consolidate our interest in the Partnership upon adoption of this standard.

IFRS 12 “Disclosure of Interests in Other Entities” outlines disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. These disclosure requirements are required for annual periods beginning on or after January 1, 2013. We are currently assessing the impact of this standard.

IFRS 13 “Fair Value Measurement” defines fair value, provides guidance on measuring fair value and outlines disclosure requirements for fair value measurement. This standard applies when another IFRS standard requires fair value measurements or disclosures, with some exceptions including IFRS 2 “Share based payments” and IAS 17 “Leases”. This new standard is applicable for annual periods beginning on or after January 1, 2013. We are currently assessing the impact of this standard.

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Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Our significant accounting policies are detailed in Note 3 to our audited consolidated financial statements. In the determination of financial results, we must make certain critical accounting estimates as follows:

Depletion and Impairments

Costs of developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

All of our reserves were evaluated or audited by GLJ Petroleum Consultants Ltd. (“GLJ”) and Sproule Associates Limited (“SAL”), both independent, qualified reserve evaluation engineering firms. Our reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are an important component in determining the recoverable amount in the impairment test. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on our reserves, is less than the carrying amount of property, plant and equipment, a write-down against income must be made. We recorded a $277 million impairment related to certain properties in northern British Columbia, primarily due to weak natural gas forward prices on December 31, 2012. No impairment existed at December 31, 2011.

Decommissioning Liability

The decommissioning liability is the present value of our future statutory, contractual, legal or constructive obligations to retire long-lived assets. The liability is recorded on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 10 to our audited consolidated financial statements details the impact of these accounting standards.

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. Except for the senior notes, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes is disclosed in Note 9 to our audited consolidated financial statements.

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Our revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and dividends, financial instruments including collars may be utilized from time to time. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume.

Substantially all of our accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. We may, from time to time, use various types of financial instruments to reduce our exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. We limit this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of our credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Goodwill

Goodwill must be recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized; however, it must be assessed for impairment at least annually. We determined there was no goodwill impairment at December 31, 2012 and 2011.

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management’s assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under the heading “Business Strategy”, among other things, our intent to continue to provide our shareholders a meaningful dividend while focusing on improving capital efficiencies and production reliability, that in 2013 exploration and development capital will be $900 million with an option to layer in up to $300 million of incremental capital later in 2013 subject to external market factors, and our intent to keep our business strategy centered on realizing the value inherent in our extensive light-oil weighted asset base for the benefit of our shareholders; under the heading “Business Environment”, that geopolitical concerns related to Syria and Iran will persist and are expected to provide support to world oil prices in 2013; under the heading “Performance Indicators”, among other things, the focus of our 2013 capital program on improving capital efficiencies by allocating capital to areas we have significantly de-risked, where we have realized cost reductions, and where we have infrastructure capacity, our plan in 2013 to continue the rotation of our asset portfolio through the disposition of non-core properties and investment in our light-oil resources, and our belief that our strategies will achieve a balance that provides our shareholders with a meaningful dividend as we continue to concentrate our asset base for oil growth; under “Results of Operations”, among other things, our intent to continue to focus our capital activity in 2013 on light-oil and our expectation that this should increase our weighting to liquids; under the heading “Environmental and Climate Change”, among other things, our intent to reduce the environmental impact from our operations through our environmental programs; under “Liquidity and Capital Resources”, our expectation that our strategies will increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and hence the longer-term execution of our business strategies; under the heading “Outlook”, among other things, our expectation that in 2013 exploration and development capital will be $900 million with an option to layer in up to $300 million of incremental capital later in 2013 subject to external market factors and internal performance and our forecast 2013 average production of between 135,000 and 145,000 boe per day; and certain disclosures contained under the heading “Sensitivity Analysis” relating to our estimated sensitivities to certain key assumptions on our future funds flow.

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With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; that we will be able to successfully dispose of certain non-core assets as expected; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings “Outlook” and “Sensitivity Analysis”.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the completed dispositions, acquisitions, joint ventures and partnerships discussed herein; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; failure to complete disposition of non-core assets as expected; uncertainty of obtaining required approvals for acquisitions, dispositions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

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The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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